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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

 Explanatory Note

       This amendment No. 1 on Form 6-K/A ("Amendment") amends the second Report on Form 6-K for the month of July 2014 ("Original Report") furnished to the Securities and Exchange Commission by Fresenius Medical Care AG & Co. KGaA (the "Registrant") on July 31, 2014 ("Original Filing Date"). This amendment is being submitted solely to furnish the Registrant's financial statements for the second quarter 2014 formatted in XBRL (eXtensible Business Reporting Language).

       The Registrant is furnishing this Amendment solely to furnish the information set forth above. Other than as set forth above, no part of the Original Report is being amended, and the furnishing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to the Original Filing Date.

Exhibits

Exhibit No.
101	The following financial statements as of and for the six-months period ended June, 2014 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of July 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 1, 2014
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

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Explanatory Note
Exhibits
SIGNATURES